                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-48274

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 1, 2000)

                                 [CALPINE LOGO]

                                 $1,150,000,000
                              CALPINE CORPORATION
                          8 1/2% SENIOR NOTES DUE 2011
                               ------------------

     The senior notes will bear interest at the rate of 8 1/2% per year. Interest on the senior notes is payable on February 15 and August 15 of each year, beginning on August 15, 2001. The senior notes will mature on February 15, 2011. We may redeem some or all the senior notes prior to their maturity. The redemption prices are discussed under the caption "Description of the Senior Notes -- Optional Redemption."

     The senior notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

                               ------------------

     INVESTING IN THE SENIOR NOTES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-6 AND PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SENIOR NOTE        TOTAL
                                                              ---------------    --------------
Public Offering Price                                             99.768%        $1,147,332,000
Underwriting Discount                                              1.250%        $   14,375,000
Proceeds to Calpine Corporation (before expenses)                 98.518%        $1,132,957,000

     Interest on the senior notes will accrue from February 15, 2001 to date of delivery.

                               ------------------

     The underwriter expects to deliver the senior notes to purchasers on or about February 15, 2001.

                               ------------------

                              SALOMON SMITH BARNEY

February 8, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
About This Prospectus Supplement............................  S-1
The Company.................................................  S-2
Risk Factors................................................  S-6
Where You Can Find More Information.........................  S-7
Forward-Looking Statements..................................  S-8
Consolidated Ratio of Earnings to Fixed Charges.............  S-9
Use of Proceeds.............................................  S-9
Description of the Senior Notes.............................  S-10
Underwriting................................................  S-11
Legal Matters...............................................  S-12
Experts.....................................................  S-12

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
The Company.................................................    2
Risk Factors................................................    6
Where You Can Find More Information.........................    6
Forward-Looking Statements..................................    7
Consolidated Ratio of Earnings to Fixed Charges.............    8
Use of Proceeds.............................................    8
Plan of Distribution........................................    8
Description of Capital Stock................................    9
Description of the Debt Securities..........................   13
Certain United States Federal Income Tax Consequences.......   26
Notice to Canadian Residents................................   37
Legal Matters...............................................   38
Experts.....................................................   38

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is the prospectus supplement, which describes the specific terms of this debt offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

     Unless we have indicated otherwise, references in this prospectus to "Calpine," "we," "us" and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries, excluding Calpine Capital Trust III, Calpine Capital Trust II and Calpine Capital Trust.

                                  THE COMPANY

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 50 power plants having a net capacity of 5,874 megawatts. We also have 24 gas-fired projects under construction having a net capacity of 13,433 megawatts and have announced plans to develop 23 gas-fired power plants with a net capacity of 14,213 megawatts. Upon completion of the projects under construction, we will have interests in 74 power plants located in 21 states having a net capacity of 19,307 megawatts. Of this total generating capacity, 96% will be attributable to gas-fired facilities and 4% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, EBITDA, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                                            COMPOUND ANNUAL
                                                    1995         1999         GROWTH RATE
                                                  --------    ----------    ---------------
                                                  (DOLLARS IN MILLIONS)
Total Revenue...................................   $132.1      $  847.7           59%
EBITDA..........................................     74.2         351.5           48%
Net Income......................................      7.4          95.1           89%
Total Assets....................................    554.5       3,991.6           64%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

CAPITALIZATION

     The following table sets forth, as of September 30, 2000 (1) the actual consolidated capitalization of Calpine; and (2) the consolidated capitalization of Calpine as adjusted to reflect the net effect of the purchase of the Dighton, Tiverton and Rumford facilities from Energy Management, Inc., the leveraged lease transactions of the Tiverton and Rumford facilities, the application of the proceeds from the pass through certificates for the Tiverton and Rumford financing, the acquisition of SkyGen Energy LLC, the acquisition of TriGas Exploration, Inc., the acquisition of Power Systems Mfg. and the sale of the Senior Notes. This table should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement.

                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
CASH:
  Cash and cash equivalents.................................  $1,082,896    $1,705,923
                                                              ==========    ==========
LONG-TERM DEBT:
Notes payable, net of current portion.......................  $   55,374    $   55,374
Project financing, net of current portion...................     361,188       861,849
Senior notes................................................   2,551,750     3,701,750
Capital lease obligation, net of current portion............     207,941       207,941
                                                              ----------    ----------
     Total long-term debt...................................   3,176,253     4,826,914
                                                              ----------    ----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................   1,122,828     1,122,828
Minority interests..........................................      40,118        38,364
                                                              ----------    ----------
STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value:
  10,000,000 shares authorized; no shares outstanding,
  actual and as adjusted....................................          --            --
                                                              ----------    ----------
Common stock, $0.001 par value:
  500,000,000 shares authorized; 279,426,248 shares
  outstanding, actual; 282,927,780 shares outstanding, as
  adjusted..................................................         279           283
Additional paid-in capital..................................   1,563,699     1,686,162
Retained earnings...........................................     428,872       428,872
Accumulated other comprehensive loss........................        (891)         (891)
                                                              ----------    ----------
     Total stockholders' equity.............................   1,991,959     2,114,426
                                                              ----------    ----------
     Total capitalization...................................  $6,331,158    $8,102,532
                                                              ==========    ==========

RECENT DEVELOPMENTS

     Acquisitions and Other Transactions. On December 15, 2000, we completed the acquisition of strategic power assets from Dartmouth, Massachusetts-based Energy Management, Inc. ("EMI") for approximately $145 million (a cash payment of $100 million and the issuance of shares of our common stock with a value at closing of approximately $45 million) and the assumption of project financing. We acquired from EMI the remaining interests in three recently constructed combined-cycle power generating facilities located in Dighton, Massachusetts, Tiverton, Rhode Island, and Rumford, Maine, as well as Calpine-EMI Marketing LLC, a joint marketing venture between Calpine and EMI.

     On December 19, 2000, we completed leveraged lease transactions in which we sold the Tiverton, Rhode Island and Rumford, Maine facilities (purchased from
EMI) to a single owner lessor for $466.7 million, which then leased the facilities back to our Tiverton and Rumford subsidiaries. We have fully and unconditionally guaranteed all of the obligations of the Tiverton and Rumford subsidiaries under the leases and other lease documents related to their lease of the facilities from the owner lessor. The owner lessor paid the purchase price for the facilities through an equity investment and by issuing notes. The notes were purchased by a pass through trust created by the Tiverton and Rumford subsidiaries. The purchase of the notes was financed by the private placement by the pass through trust of $366.0 million in 9.00% pass through certificates due July 15, 2018.

     On February 7, 2001, we announced the signing of a 10 year, $4.6 billion fixed-price contract with the California Department of Water Resources to provide electricity to the State of California. We committed to sell up to 1,000 megawatts of electricity, with initial deliveries of 200 megawatts starting October 1, 2001 and increasing to 1,000 megawatts by January 1, 2004. The electricity will be sold directly to the State's Department of Water Resources.

     On February 8, 2001, we announced our plans to acquire all of the common shares of Encal Energy Ltd. ("Encal"), a Calgary, Alberta-based natural gas and petroleum exploration and development company, through a stock-for-stock exchange in which Encal shareholders will receive Cdn.$12.00 per share in Calpine common equivalent shares based on an exchange ratio to be determined prior to closing. The aggregate value of the transaction is approximately US$1.2 billion, including the assumed indebtedness of Encal. With the addition of Encal's assets, which currently produce approximately 230 million cubic feet of gas equivalent ("mmcfe") per day, net of royalties, our net production is expected to increase to 390 mmcfe per day in North America, enough to fuel approximately 2,300 megawatts of our power fleet.

     Fourth Quarter 2000 Earnings. On February 6, 2001, we announced earnings for the quarter and year ended December 31, 2000.

     Net income was $107.7 million for the quarter ended December 31, 2000, representing a 250% increase compared to net income of $30.8 million for the fourth quarter of 1999. Diluted earnings per share rose 183% to $0.34 per share for the quarter, from $0.12 per share for the same period in 1999. Revenue for the quarter increased 304%, from $247.5 million a year ago to $1.0 billion. EBITDA increased 138% to $263.1 million for the quarter compared to $110.6 million a year ago.

     For the year ended December 31, 2000, net income, before extraordinary charge, was $324.7 million, an increase of 238% compared to $96.2 million in 1999. Diluted earnings per share, before extraordinary charge, rose 158% to $1.11 per share, compared to $0.43 per share in 1999. Revenue for the year was $2.3 billion, an increase of 171% compared to $847.7 million a year ago. EBITDA for the 2000 fiscal year rose 135% to $825.9 million, from $351.5 million in 1999. Total assets at December 31, 2000 were $9.7 billion, up 143% from $4.0 billion at December 31, 1999.

     Financial results for both the three and twelve months ended December 31, 2000 benefited primarily from the execution of our strategy to acquire and build low-cost power generation facilities around the United States in key markets where supply is insufficient to meet the rising demand for power and from the continued optimization of these assets through our vertically integrated organization.

     California Power Market. The deregulation of the California power market has produced significant unanticipated results in the past year. The deregulation froze the rates that utilities can charge their retail and business customers in California and prohibited the utilities from buying power on a forward basis, while wholesale power prices were not subjected to limits.

     In the past year, a series of factors have reduced the supply of power to California, which has resulted in wholesale power prices that have been significantly higher than historical levels. Several factors contributed to this increase. These included:

     - significantly increased volatility in prices and supplies of natural gas;

     - an unusually dry fall and winter in the Pacific Northwest, which reduced the amount of available hydroelectric power from that region (typically, California imports a portion of its power from this source);

     - the large number of power generating facilities in California nearing the end of their useful lives, resulting in increased downtime (either for repairs or because they have exhausted their air pollution credits and replacement credits have become too costly to acquire on the secondary market); and

     - continued obstacles to new power plant construction in California, which deprived the market of new power sources that could have, in part, ameliorated the adverse effects of the foregoing factors.

     As a result of this situation, two major California utilities that are subject to the retail rate freeze, including Pacific Gas & Electric ("PG&E"), have faced wholesale prices that far exceed the retail prices they are permitted to charge. This has led to significant underrecovery of costs by these utilities; and they have been widely reported to be facing the prospect of insolvency. As a consequence, these utilities have defaulted under a variety of contractual obligations, including payment obligations to power generators. PG&E has defaulted on payment obligations to us.

     As this situation has deteriorated, California and the federal government have taken steps to restore a predictable and reliable power market to the State. Recently, California adopted legislation permitting it to issue long-term revenue bonds to provide funding for wholesale purchases of power. The bonds will be repaid with the proceeds of payments by retail customers over time. The California State Department of Water Resources sought bids for long-term power supply contracts. We successfully bid in that auction, and recently announced that we had signed a significant long-term power supply contract with California (see "The Company -- Recent Developments -- Acquisitions and Other Transactions" above).

     We have historically sold power to PG&E, which is one of the California utilities that is subject to the rate freeze. We are currently selling power to PG&E pursuant to long-term qualifying facility (or "QF") contracts, which are subject to federal regulation under Public Utility Regulatory Policies Act of 1978, as amended (16 U.S.C. sec. 796 et seq.). We have continued to honor our contractual obligations to this utility under our QF contracts. To date, we have refrained from pursuing our remedies with respect to PG&E's default. We have been actively involved with the California utilities, the California legislature, and other interested parties to develop legislation designed to stabilize energy prices through the application of a long-term energy pricing methodology (for a five-year period) in place of the short-term pricing methodology currently utilized under the QF contracts. With greater stability of energy prices under the QF contracts and the implementation of recent legislation that shifts the purchase of some of the wholesale power needs to the state of California, PG&E's ability to make payments on past due amounts will be substantially enhanced. We also expect further legislation to enable the California utilities to finance over a longer term the difference between the wholesale prices that have been paid and the retail prices they received during last fall and into this winter. We believe that this should further enhance PG&E's ability to make payment of all past due amounts. While management cannot predict the timing or ultimate outcome of this process, it believes that legislation reflecting these agreements will be enacted in the near term.

                                  RISK FACTORS

     Investing in our securities involves risk. In addition to the risk described below, please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in the prospectus of which this prospectus supplement is a part.

     The current issues in the California power market could adversely affect our performance. As described above, the California power market is currently in a state of disarray. See "The Company -- Recent Developments -- California Power Market". Two of the three major utilities in California have been widely reported to be facing the prospect of insolvency, including PG&E which is a customer of ours. State and federal regulators and legislators, along with the major participants in the market and consumer groups, are attempting to resolve this situation, but the ultimate result of this effort is not yet known. We are actively involved in all aspects of this regulatory, legislative and contractual effort. While we cannot predict the outcome of this very fluid process, or the ultimate impact any such outcome will have upon us, management believes that the resolution of this problem will not have a material adverse effect on our results of operations or financial condition.

     Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may obtain any document we file with the SEC at the SEC's public reference room in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities being registered or until this offering is otherwise terminated:

     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       1999;

     - Calpine's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - Calpine's Current Reports on Form 8-K dated January 26, 2000, February 3, 2000, March 6, 2000, March 30, 2000, May 18, 2000, June 26, 2000, July
       24, 2000, July 25, 2000 and October 26, 2000.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement. Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus supplement and incorporated by reference into this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are:

     - the information is of a preliminary nature and may be subject to further adjustment,

     - the possible unavailability of financing,

     - risks related to the development, acquisition, construction and operation of power plants,

     - the impact of electricity and gas price fluctuations,

     - the impact of curtailment of power plant generation due to constrained transmission capacity or other causes,

     - the seasonal nature of our business,

     - start-up risks,

     - general operating risks,

     - dependence on third parties,

     - risks associated with international investments,

     - risks associated with the power marketing business,

     - availability of natural gas,

     - the effects of competition,

     - dependence on senior management,

     - volatility in our stock price,

     - fluctuations in quarterly results and seasonality,

     - the recent disarray of the California power market, which has led to various efforts by federal, state and local regulators and government officials to remedy this situation. This is an ongoing process, the outcome of which cannot be predicted. However, it is possible that any such outcome will include changes in government regulations, business and contractual relationships or other factors that could materially adversely affect the Company, and

     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this prospectus supplement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus supplement to conform such statements to actual results.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                         NINE MONTHS
                                            ENDED
       YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
-------------------------------------   -------------
1995    1996    1997    1998    1999        2000
-----   -----   -----   -----   -----   -------------
1.46x   1.46x   1.72x   1.69x   1.77x     2.12x

     For purposes of computing Calpine's consolidated ratio of earnings to fixed charges, earnings consist of pretax income before adjustment for minority interests in its consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest, and distributed income of equity investees, reduced by interest capitalized, distributions on its company-obligated mandatorily redeemable convertible preferred securities of its subsidiary trusts and the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized (including amortized premiums, discounts and capitalized expenses related to indebtedness), an estimate of the interest within rental expense and the distributions on its convertible preferred securities of its subsidiary trusts.

                                USE OF PROCEEDS

     The aggregate net proceeds to us from the sale of $1.15 billion of Senior Notes in the Senior Notes offering (after deducting underwriting discounts and commissions and estimated offering expenses) are expected to be approximately $1.13 billion. We expect to use the net proceeds of the offering to refinance existing indebtedness and for working capital and general corporate purposes. The indebtedness to be refinanced has various interest rates and maturities. Pending such uses, we expect to invest the net proceeds in short-term, interest bearing securities.

                        DESCRIPTION OF THE SENIOR NOTES

     We will issue the 8 1/2% Senior Notes due 2011 under an indenture dated as of August 10, 2000
(the "Indenture") between the Company and Wilmington Trust Company, as trustee (the "Trustee").

     The following description of the terms of the Senior Notes supplements the description of general terms and provisions of the debt securities contained in the accompanying prospectus. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Indenture.

GENERAL

     The Senior Notes are being issued with an aggregate principal amount of $1,150,000,000 and will mature on February 15, 2011. The Senior Notes will be issued in fully registered form in denominations of $1,000. There is no sinking fund for the Senior Notes.

INTEREST

     Interest at the annual rate for the Senior Notes set forth on the cover page of this prospectus supplement is payable semi-annually on August 15 and February 15 of each year while the Senior Notes are outstanding, commencing on August 15, 2001 to holders of record as of the close of business on the preceding August 1 and February 1, respectively, and until other arrangements are made, will be paid by check mailed to such holders at their registered addresses as shown on the register for the Senior Notes. Interest will be computed on the basis of a 360-day year consisting of twelve months of 30-days each. Interest will begin to accrue on February 15, 2001.

OPTIONAL REDEMPTION

     The Senior Notes will be redeemable, at the option of the Company, at any time in whole or from time to time in part, on not less than 30 nor more than 60 days' prior notice to the holders of the Senior Notes, on any date prior to its maturity (a "Redemption Date") at a redemption price equal to:

     - 100% of the outstanding principal amount of the Senior Notes being redeemed; plus

     - accrued and unpaid interest on the Senior Notes being redeemed to, but excluding, the Redemption Date; plus

     - a Make-Whole Premium.

In no event will the redemption price of the Senior Notes ever be less than 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon.

     "Make-Whole Premium" means an amount equal to the Discounted Present Value calculated for any Senior Note subject to redemption less the unpaid principal amount of such Senior Note; provided, however, that no Make-Whole Premium shall be less than zero. For purposes of this definition, the "Discounted Present Value" of any Senior Note subject to redemption shall be equal to the discounted present value of all principal and interest payments scheduled to become due in respect of such Senior Note after the Redemption Date, calculated using a discount rate equal to the sum of (1) the yield to maturity on the United States treasury security having a maturity date equal to the maturity date of such Senior Note and trading in the secondary market at the price closest to par and
(2) 37.5 basis points; provided, however, that if there is no United States treasury security having a maturity date equal to the maturity date of such Senior Note, such discount rate shall be calculated using a yield to maturity interpolated or extrapolated on a straight-line basis (rounding to the nearest month, if necessary) from the yields to maturity for the two United States treasury securities having maturity dates most closely corresponding to the maturity date of such Senior Note and trading in the secondary market at the price closest to par.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated February 8, 2001 and a terms agreement, dated February 8, 2001 relating to the Senior Notes, Salomon Smith Barney Inc. has agreed to purchase, and we have agreed to sell to it, all of the Senior Notes being offered.

     The underwriting agreement provides that the obligation of the underwriter to purchase the Senior Notes included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all of the Senior Notes if it purchases any of the Senior Notes.

     The underwriter proposes to offer some of the Senior Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Senior Notes to dealers at the public offering price less a concession not to exceed 0.50% of the principal amount of the Senior Notes. The underwriter may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Senior Notes on sales to other dealers. After the initial offering of the Senior Notes to the public, the underwriter may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering (expressed as a percentage of the principal amount of the Senior Notes).

                                                              PAID BY CALPINE
                                                              ---------------
Per Senior Note.............................................       1.250%

     In connection with the offering, the underwriter may purchase and sell Senior Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Senior Notes in excess of the principal amount of Senior Notes to be purchased by the underwriter in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Senior Notes made for the purpose of preventing or retarding a decline in the market price of the Senior Notes while the offering is in progress.

     The underwriter may also impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the underwriter, in covering syndicate short positions or making stabilizing purchases, repurchases Senior Notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Senior Notes. They may also cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriter may conduct these transactions in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

     We estimate that our out-of-pocket expenses for this offering will be approximately $700,000.

     Salomon Smith Barney has performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Salomon Smith Barney may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of Salomon Smith Barney's affiliates are lenders under our secured construction facilities. The decision of the underwriter to underwrite the Senior Notes was made independent of the lenders with which the underwriter is affiliated, which lenders had no involvement in determining whether or when to distribute the Senior Notes under this offering or the terms of this offering. The underwriter will not receive any benefit from this offering other than its discount to the offering price described in this prospectus supplement.

     It is expected that delivery of the Senior Notes will be made against payments therefor on or about February 15, 2001, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as "T+5"). Purchasers of the Senior Notes should note that the ability to settle secondary market trades of the Senior Notes effected on the date of pricing and the succeeding business days may be affected by the T+5 settlement.

     We have agreed to indemnify Salomon Smith Barney against certain liabilities under the Securities Act of 1933, or to contribute to payments which Salomon Smith Barney may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Covington & Burling, New York, New York. Salomon Smith Barney Inc. has been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS

[CALPINE LOGO]
                              CALPINE CORPORATION

                                  Common Stock
                                Preferred Stock
                                Debt Securities

                           -------------------------

     Calpine Corporation may periodically sell common stock, preferred stock and debt securities to the public. We will provide specific terms of such securities in supplements to this prospectus. You should read this prospectus and each applicable supplement carefully before you invest.

 INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE
                                       6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

                       Prospectus dated December 1, 2000

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or the accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus and accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus and the accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstance in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or the accompanying prospectus supplement, nor any sale made under this prospectus or accompanying prospectus supplement shall, under any circumstances, create any implication that there has been no change in the affairs of Calpine since the date of the prospectus supplement accompanying this prospectus or that the information contained or incorporated by reference in this prospectus or accompanying prospectus supplement is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................    1
THE COMPANY...........................    2
RISK FACTORS..........................    6
WHERE YOU CAN FIND MORE INFORMATION...    6
FORWARD-LOOKING STATEMENTS............    7
CONSOLIDATED RATIO OF EARNINGS TO
  FIXED CHARGES.......................    8
USE OF PROCEEDS.......................    8

                                        PAGE
                                        ----
PLAN OF DISTRIBUTION..................    8
DESCRIPTION OF CAPITAL STOCK..........    9
DESCRIPTION OF THE DEBT SECURITIES....   13
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSEQUENCES....................   26
NOTICE TO CANADIAN RESIDENTS..........   37
LEGAL MATTERS.........................   38
EXPERTS...............................   38

                             ABOUT THIS PROSPECTUS

     This document is called a prospectus and is part of a registration statement that we filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the common stock, the preferred stock and the debt securities described in this prospectus in one or more offerings which will aggregate up to a total dollar amount of $1,150,000,000.

     This prospectus provides you with a general description of the common stock, the preferred stock, and the debt securities we may offer. Each time we sell such securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the prospectus accompanying supplement is accurate as of any date other than the date on the front of the document.

     The prospectus incorporates business and financial information about us that is not included or delivered with this document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING
ADDRESS: CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: LISA M. BODENSTEINER, ASSISTANT SECRETARY, TELEPHONE (408) 995-5115.

     Unless we have indicated otherwise, references in this prospectus to "Calpine," "we," "us" and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries excluding Calpine Capital Trust III, Calpine Capital Trust II and Calpine Capital Trust.

                                  THE COMPANY

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 50 power plants having a net baseload capacity of 4,639 megawatts. We also have 23 gas-fired projects under construction having a net baseload capacity of 11,065 megawatts and have announced plans to develop 23 gas-fired power plants with a net baseload capacity of 10,817 megawatts. Upon completion of the projects under construction, we will have interests in 73 power plants located in 22 states having a net baseload capacity of 15,704 megawatts. Of this total generating capacity, 95% will be attributable to gas-fired facilities and 5% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, EBITDA, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                                            COMPOUND ANNUAL
                                                    1995         1999         GROWTH RATE
                                                  --------    ----------    ---------------
                                                  (DOLLARS IN MILLIONS)
Total Revenue...................................   $132.1      $  847.7           59%
EBITDA..........................................     74.2         351.5           48%
Net Income......................................      7.4          95.1           89%
Total Assets....................................    554.5       3,991.6           64%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

CAPITALIZATION

     The following table sets forth, as of September 30, 2000 (1) the actual consolidated capitalization of Calpine; and (2) the consolidated capitalization of Calpine as adjusted for the acquisition of SkyGen Energy, LLC in October 2000. This table should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
CASH:
  Cash and cash equivalents.................................  $1,082,896    $  551,097
                                                              ==========    ==========
LONG-TERM DEBT:
Notes payable, net of current portion.......................  $   55,374    $   55,374
Project financing, net of current portion...................     361,188       764,146
Senior notes................................................   2,551,750     2,551,750
Capital lease obligation, net of current portion............     207,941       207,941
                                                              ----------    ----------
     Total long-term debt...................................   3,176,253     3,579,211
                                                              ----------    ----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................   1,122,828     1,122,828
Minority interests..........................................      40,118        38,363
                                                              ----------    ----------
STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value:
  10,000,000 shares authorized; no shares outstanding,
  actual and as adjusted....................................          --            --
                                                              ----------    ----------
Common stock, $0.001 par value:
  500,000,000 shares authorized; 279,426,248 shares
  outstanding, actual; 281,543,990 shares outstanding, as
  adjusted..................................................         279           282
Additional paid-in capital..................................   1,563,699     1,630,444
Retained earnings...........................................     428,872       428,872
Accumulated other comprehensive loss........................        (891)         (891)
                                                              ----------    ----------
     Total stockholders' equity.............................   1,991,959     2,058,707
                                                              ----------    ----------
     Total capitalization...................................  $6,331,158    $6,799,109
                                                              ==========    ==========

THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $225 billion of electricity sales in 1999 produced by an aggregate base of power generation facilities with a capacity of approximately 785,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand and to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our growth strategy, we utilize our management and technical knowledge to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource production and acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development of new and expansion of existing power plants. We are actively pursuing the development of new and expansion of our existing highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of existing power plants. We continually seek to maximize the power generation and revenue potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

RECENT DEVELOPMENTS

     Acquisitions. On October 12, 2000, we completed the acquisition of Northbrook, Illinois-based SkyGen Energy LLC ("SkyGen") from Michael Polsky and Wisvest Corporation ("Wisvest"), an affiliate of Wisconsin Energy Corp. The purchase price was $392.5 million in cash, 2,117,742 shares of our common stock (which were valued in the aggregate at $57.5 million at the time the Company entered into the agreement), the assumption of certain recourse and non-recourse obligations of SkyGen, the assumption of certain contingent obligations of Wisvest and Wisconsin Energy Corp. on behalf of SkyGen, and the obligation to make certain additional contingent payments for completion of certain project development milestones.

     On October 16, 2000, we announced that we had entered into an agreement with TriGas Exploration Inc. ("TriGas"), the Calgary-based oil and gas company, under which we made a cash offer of Cdn. $3.20 per share for all of the issued and outstanding common shares of TriGas. The aggregate value of the offer is approximately Cdn. $156 million including the assumed net indebtedness of TriGas. The acquisition provides us with natural gas reserves to fuel our proposed Calgary Energy Centre, a 26% interest in the East Crossfield Gas Plant, extensive pipelines and gathering systems and a significant undeveloped land base with development potential. The offering circular associated with the transaction was mailed to TriGas shareholders on October 24, 2000 and the offer expired on November 15, 2000, with 33,929,743 TriGas shares (96.5% of the total outstanding TriGas shares) being tendered and paid for pursuant to the offer. We intend to commence proceedings to acquire all of the remaining TriGas shares not tendered pursuant to the compulsory acquisition provisions of the law of Alberta, Canada.

     On October 20, 2000, we announced that we had entered into definitive agreements to acquire strategic power assets from Dartmouth, Massachusetts-based Energy Management, Inc. ("EMI") for approximately $145 million (a cash payment of $100 million and the issuance of shares of our common stock with a value at closing of $45 million) and the assumption of project financing. Under the terms of the agreement, we will acquire the remaining interest in three recently constructed combined-cycle power generating facilities located in Dighton, Massachusetts; Tiverton, Rhode Island; and Rumford, Maine, as well as Calpine-EMI Marketing LLC, a joint marketing venture between us and EMI.

     On October 26, 2000, we announced that our Board of Directors authorized a 2 for 1 stock split of our common stock for stockholders of record as of November 6, 2000. The shares resulting from this split were distributed after the market closed on November 14, 2000.

     Third Quarter 2000 Earnings. On October 26, 2000, we announced earnings for the three and nine months ended September 30, 2000.

     Net income before extraordinary charge was $147.1 million for the quarter ended September 30, 2000, representing a 243% increase compared to net income of $42.9 million for the third quarter of 1999. Diluted earnings per share before extraordinary charge rose 153% to $0.48 per share for the quarter, from $0.19 per share for the same period in 1999. Revenue for the quarter increased 168%, from $253.0 million a year ago to $678.9 million. EBITDA increased 214% to $325.9 million for the quarter compared to $103.8 million a year ago.

     For the nine months ended September 30, 2000, net income before extraordinary charge was $216.9 million, an increase of 231% compared to $65.5 million for the same period in 1999. Diluted earnings per share before extraordinary charge rose 145% to $0.76 per share, compared to $0.31 per share for the nine months of 1999. Revenue for the nine months was $1,278.0 million, a 113% increase from $600.2 million a year ago. EBITDA for the nine months rose 134% to $562.8 million, from $240.9 million in 1999. Total assets as of September 30, 2000, were $7.2 billion, up 80% from $4.0 billion at December 31, 1999.

     Financial results for both the three and nine months ended September 30, 2000 benefited primarily from strong energy prices in certain markets, commencement of commercial operation of the Pasadena expansion and Hidalgo projects, and strategic 1999 acquisitions, including geothermal steam fields and energy facilities at The Geysers, California and six gas-fired energy centers. Earnings also benefited from strong operations throughout our power portfolio.

                                  RISK FACTORS

     Investing in our securities involves risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may obtain any document we file with the SEC at the SEC's public reference room in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities being registered or until this offering is otherwise terminated:

     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       1999;

     - Calpine's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - Calpine's Current Reports on Form 8-K dated January 26, 2000, February 3, 2000, March 6, 2000, March 30, 2000, May 18, 2000, June 26, 2000, July
       24, 2000, July 25, 2000 and October 26, 2000.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus or any prospectus supplement and incorporated by reference into this prospectus or any prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are:

     - the information is of a preliminary nature and may be subject to further adjustment,

     - the possible unavailability of financing,

     - risks related to the development, acquisition, construction and operation of power plants,

     - the impact of electricity and gas price fluctuations,

     - the impact of curtailment of power plant generation due to constrained transmission capacity or other causes,

     - the seasonal nature of our business,

     - start-up risks,

     - general operating risks,

     - dependence on third parties,

     - risks associated with international investments,

     - risks associated with the power marketing business,

     - changes in government regulation,

     - availability of natural gas,

     - the effects of competition,

     - dependence on senior management,

     - volatility in our stock price,

     - fluctuations in quarterly results and seasonality, and

     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                                                          NINE MONTHS
                                                                             ENDED
                     YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
  -------------------------------------------------------------         ----------------
  1995          1996          1997          1998          1999                2000
  -----         -----         -----         -----         -----               ----
  1.45x         1.45x         1.70x         1.67x         1.75x              2.12x

     For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest, and distributed income of equity investees, reduced by interest capitalized, distributions on the company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts ("HIGH TIDES"(SM)) and the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized (including amortized premiums, discounts and capitalized expenses related to indebtedness), an estimate of the interest within rental expense, and the distributions on the HIGH TIDES(SM).

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement accompanying this prospectus, we will add the net proceeds from the sale of the securities to which this prospectus and the prospectus supplement relate to our general funds, which we will use for financing power projects under development or construction, working capital, general corporate purposes and any other purpose specified in a prospectus supplement. We may conduct concurrent or additional financings at any time.

                              PLAN OF DISTRIBUTION

     We may sell our securities through agents, underwriters, dealers or directly to purchasers.

     - Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

     - Our agents may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.

     We may use an underwriter or underwriters in the offer or sale of our securities.

     - If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our securities.

     - We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in our prospectus supplement.

     - The underwriters will use our prospectus supplement to sell our securities.

     We may use a dealer to sell our securities.

     - If we use a dealer, we, as principal, will sell our securities to the dealer.

     - The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

     - We will include the name of the dealer and the terms of our transactions with the dealer in our prospectus supplement.

     We may solicit directly offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in our prospectus supplement.

     We may indemnify agents, underwriters, and dealers against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

     We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

     - If we used delayed delivery contracts, we will disclose that we are using them in our prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

     - These delayed delivery contracts will be subject only to the conditions that we set forth in our prospectus supplement.

     - We will indicate in our prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed contracts will be entitled to receive.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, which have been filed as exhibits to the Registration Statement of which this prospectus constitutes a part. The information provided below reflects the 2 for 1 split of our common stock that became effective on October 7, 1999, the 2 for 1 split of our common stock that became effective on June 8, 2000 and the 2 for 1 split of our common stock that became effective on November 14, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock to be outstanding upon the completion of any common stock offering will be fully paid and non-assessable.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on the New York Stock Exchange.

                                                            HIGH        LOW
                                                           -------    -------
1998
First Quarter............................................  $ 2.313    $ 1.594
Second Quarter...........................................    2.657      2.157
Third Quarter............................................    2.688      2.141
Fourth Quarter...........................................    3.453      2.196
1999
First Quarter............................................  $ 4.672    $ 3.157
Second Quarter...........................................    7.375      4.391
Third Quarter............................................   11.969      6.852
Fourth Quarter...........................................   16.375     10.633
2000
First Quarter............................................  $30.750    $16.094
Second Quarter...........................................   35.219     18.125
Third Quarter............................................   52.250     32.250
Fourth Quarter (through November 29, 2000)...............   52.969     32.250

     As of November 29, 2000, there were approximately 461 holders of record of our common stock. On November 29, 2000, the last sale price reported on the New York Stock Exchange for our common stock was $39.313 per share.

DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

PREFERRED STOCK

     The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series that will be filed as an amendment to this registration statement at the time such series of preferred stock is offered. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

     As of November 29, 2000, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further vote or action by the stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. The board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by the stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of the common stock.

     A prospectus supplement with respect to the issuance of a series of preferred stock will specify:

     - the maximum number of shares,

     - the designation of the shares,

     - the annual dividend rate, if any, whether the dividend rate is fixed or variable, whether the series of preferred stock will be issued with original issue discount and, if so, the computed dividend rate thereon, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative,

     - the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums,

     - the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up Calpine's affairs,

     - any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund,

     - the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment,

     - the voting rights, if any, and

     - any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate liquidation preference equal to that of the preferred stock represented by the global certificate.

     Each global certificate will:

     - be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement,

     - be deposited with such depositary or nominee or a custodian for the depositary, and

     - bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation provides that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as single class. Our bylaws provide that any vacancy on the board of directors may be filled only by vote of the majority of directors then in office or by a sole remaining director. Further, the certificate of incorporation provides that any business combination (as defined in the certificate of incorporation) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

DELAWARE ANTI-TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines the term business combination to include: (1) any merger or consolidation involving the corporation or any of its direct of indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct of indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or any of its direct of indirect majority-owned subsidiaries of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct of indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct of indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following is a general description of the debt securities which may be issued from time to time by us. The particular terms relating to each debt security will be set forth in a prospectus supplement. Unless otherwise stated, the senior debt securities and the subordinated debt securities are together referred to as the "debt securities."

GENERAL

     We will issue from time to time one or more series of debt securities under one or more separate indentures between us and Wilmington Trust Company, as trustee. The indentures will not limit the amount of debt securities which we may issue.

     The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior debt. The subordination provisions of any subordinated debt securities will be described in an applicable prospectus supplement.

     Almost all of our operations are conducted through our subsidiaries and other affiliates. As a result, we depend almost entirely upon their earnings and cash flow to service our indebtedness, including our ability to pay the interest on and principal of our debt securities. The non-recourse project financing agreements of certain of our subsidiaries and other affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the payment of other obligations, including operating expenses, debt service and reserves.

     Our subsidiaries and other affiliates are separate and distinct legal entities and will have no obligation to pay any amounts due on the debt securities, and will not guarantee the payment of interest on or principal of the debt securities. The right of our debt security holders to receive any assets of any of our subsidiaries or other affiliates upon our liquidation or reorganization will be subordinated to the claims of any subsidiaries' or other affiliates' creditors (including trade creditors and holders of debt issued by our subsidiaries or affiliates). As of September 30, 2000, our subsidiaries had $374.3 million of project financing. We intend to utilize non-recourse project financing when appropriate in the future, and this financing will be effectively senior to the debt securities.

     The following description is only a summary of the material provisions of the proposed indenture for the debt securities. We urge you to read the form of indenture because it, and not this description, defines your rights as a holder of the debt securities. A copy of the form of indenture is included as an exhibit to this registration statement and is available upon request made to us. The summary below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement. Unless otherwise stated herein or in an applicable prospectus supplement, the following indenture description will apply to both senior and subordinated debt securities.

TERMS APPLICABLE TO DEBT SECURITIES

     The prospectus supplement for a particular series of debt securities will specify the following terms of the series of debt securities:

     - the designation, the aggregate principal amount and the authorized denominations, if other than $1,000 and integral multiples of $1,000;

     - the percentage of their principal amount at which the debt securities will be issued;

     - the date or date on which the debt securities will mature;

     - the currency, currencies or currency units in which payments on the debt securities will be payable;

     - the rate or rates at which the debt securities will bear interest, if any, or the method of determination of such rate or rates;

     - the date or dates from which the interest, if any, shall accrue, the dates on which the interest, if any, will be payable and the method of determining holders to whom any of the interest shall be payable;

     - the prices, if any, at which, and the dates at or after which, we may or must repay, repurchase or redeem the debt securities;

     - any sinking fund obligation with respect to the debt securities;

     - any special United States federal income tax consequences;

     - the exchanges, if any, on which the debt securities may be listed; and

     - any other material terms of the debt securities consistent with the provisions of the indenture.

     Unless otherwise specified in the prospectus supplement, we will compute interest payments on the basis of a 360-day year consisting of twelve 30-day months.

     Some of the debt securities may be issued as discounted debt securities to be sold at a substantial discount below their stated principal amount. The prospectus supplement relating to any discounted series of debt securities will describe any Federal income tax consequences and other special consequences applicable to discounted debt securities.

     The indenture governing the senior debt does not contain any provisions that:

     - limit our ability to incur indebtedness; or

     - provide protection in the event we choose to engage in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

REOPENING OF ISSUE

     We may, from time to time, reopen an issue of debt securities and issue additional debt securities with the same terms (including issue date, maturity and interest rate) as debt securities issued on an earlier date. After such additional debt securities are issued, they will be fungible with the debt securities issued on the earlier date.

RANKING

     The senior debt securities will be unsecured and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including, without limitation, our obligations under the Amended and Restated Credit Agreement, dated as of May 23, 2000, as amended, among Calpine, Bank of Nova Scotia, as Lead Arranger and Administrative Agent, and Bayerische Landesbank, as Co-Arranger and Syndication Agent, and the various commercial lending institutions named therein as lenders (as it may be further amended, refinanced, replaced, renewed or extended from time to time) and our other outstanding senior debt securities, including our 7 5/8% Senior Notes due 2006, our 7 3/4% Senior Notes due 2009, our 7 7/8% Senior Notes due 2008, our
8 3/4% Senior Notes due 2007, our 9 1/4% Senior Notes due 2004, our 10 1/2% Senior Notes due 2006, our 8 1/4% Senior Notes due 2005 and our 8 5/8% Senior Notes due 2010. At September 30, 2000, we had approximately $2.6 billion of indebtedness outstanding that would rank equally with the senior debt securities.

COVENANTS

     The indenture shall provide that, except as otherwise set forth under "-- Defeasance," below, for so long as any debt securities remain outstanding or any amount remains unpaid on any of the debt securities, we will comply with the terms of the covenants contained in the indenture including the following:

PAYMENT OF SECURITIES.

     We will duly and punctually pay the principal of and interest on the debt securities in accordance with the terms of the debt securities and the indenture.

MAINTENANCE OF OFFICE OR AGENCY.

     We will maintain in the Borough of Manhattan, the City of New York, an office or agency where the debt securities may be paid and notices and demands to or upon us in respect of the debt securities and the indenture may be served and an office or agency where debt securities may be surrendered for registration of transfer or exchange. We will give prompt written notice to the trustee of the location, and any change in the location, of any such office or agency. If at any time we shall fail to maintain any required office or agency or shall fail to furnish the trustee with the address of any required office or agency, all presentations, surrenders, notices and demands may be served at the office of the trustee.

FURTHER ASSURANCES.

     We and the trustee will execute and deliver all documents, instruments and agreements, and do all other acts and things as may be reasonably required, to enable the trustee to exercise and enforce its rights under the indenture and under the documents, instruments and agreements required under the indenture and to carry out the intent of the indenture.

LIMITATION ON SALE/LEASEBACK TRANSACTIONS.

     Under the terms of the indenture, we shall not, and we shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction unless:

          (a) we or the Restricted Subsidiary would be entitled to create a Lien on the property or asset subject to the Sale/Leaseback Transaction securing Indebtedness in an amount equal to the Attributable Debt with respect to that transaction without equally and ratably securing the debt securities pursuant to the covenant entitled "Limitation on Liens"; or

          (b) the net proceeds of the sale are at least equal to the fair value (as determined by our board of directors) of the property or asset subject to the Sale/Leaseback Transaction and we or the Restricted Subsidiary apply or cause to be applied, within 180 days of the effective date of the Sale/ Leaseback Transaction, an amount in cash equal to the net proceeds of the sale to the retirement of our or any Restricted Subsidiary's Indebtedness.

In addition to the transactions permitted pursuant to the above clauses (a) and
(b), we or any Restricted Subsidiary may enter into a Sale/Leaseback Transaction as long as the sum of:

     - the Attributable Debt with respect to that Sale/Leaseback Transaction and all other Sale/ Leaseback Transactions entered into pursuant to this provision; plus

     - the amount of outstanding Indebtedness secured by Liens incurred pursuant to the final provision to the covenant described under "-- Limitation on Liens" below;

does not exceed 15% of Consolidated Net Tangible Assets as determined based on our consolidated balance sheet as of the end of the most recent fiscal quarter for which financial statements are available. In addition, a Restricted Subsidiary may enter into a Sale/Leaseback Transaction with respect to property or assets owned by that Restricted Subsidiary, so long as the proceeds of that Sale/Leaseback Transaction are used to acquire, develop, construct, or repay (within 365 days of the commencement of full commercial operation of any such property or assets) Indebtedness incurred to acquire, develop or construct property or assets of any Restricted Subsidiary.

     As used in the indenture, the following terms are defined as follows:

     "Attributable Debt" means, as at the time of determination, the present value (discounted at the rate of interest set forth or implicit in terms of the lease (or, if not practicable to determine that rate, the weighted average rate of interest borne by the debt securities outstanding hereunder (calculated, in the event of the issuance of any original issue discount debt securities, based on the computed interest rate with respect thereto)), compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Capitalized Lease Obligations" of a person means the rental obligations under any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of that person as lessee, in conformity with generally accepted accounting principals, is required to be capitalized on the balance sheet of that person; the stated maturity of any such lease shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Consolidated Current Liabilities," as of the date of determination, means the aggregate amount of consolidated liabilities of us and our consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating (i) all inter-company items between us and our subsidiaries and (ii) all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

     "Consolidated Net Tangible Assets" means, as of any date of determination, the total amount of our consolidated assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) under generally accepted accounting principles which would appear on our consolidated balance sheet, determined in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

          (a) Consolidated Current Liabilities;

          (b) minority interests in our consolidated subsidiaries held by persons other than us or a Restricted Subsidiary;

          (c) excess of cost over fair value of assets of businesses acquired, as determined in good faith by our board of directors;

          (d) any revaluation or other write-up in value of assets subsequent to December 31, 1993 as a result of a change in the method of valuation in accordance with generally accepted accounting principles;

          (e) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

          (f) treasury stock; and

          (g) any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of capital stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

     "Indebtedness" of any person means, without duplication:

          (a) the principal of and premium (if any premium is then due and owing) in respect of indebtedness of that person for money borrowed;

          (b) all Capitalized Lease Obligations of that person;

          (c) all obligations of that person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) and (b) above) entered into in the ordinary course of business of that person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, that drawing is reimbursed no later than the tenth business day following receipt by that person of a demand for reimbursement following payment on the letter of credit;

          (d) all obligations of the type referred to in clauses (a) through (c) above of other persons and all dividends of other persons for the payment of which, in either case, that person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; and

          (e) all obligations of the type referred to in clauses (a) through (d) above of other persons secured by any Lien on any property or asset of that person (whether or not such obligation is assumed by that person), the amount of the obligation on any date of determination being deemed to be the lesser of the value of the property or assets or the amount of the obligation so secured.

     The amount of Indebtedness of any person at any date shall be, with respect to unconditional obligations, the outstanding balance at such date of all such obligations as described above and, with respect to any contingent obligations at such date, the maximum liability determined by that person's board of directors, in good faith, as in light of the facts and circumstances existing at the time, reasonably likely to be incurred upon the occurrence of the contingency giving rise to such obligation.

     "Lien" means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

     "Preferred Stock," as applied to the capital stock of any corporation, means capital stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of capital stock of any other class of such corporation.

     "Restricted Subsidiary" means any subsidiary of ours that is not designated an Unrestricted Subsidiary by our board of directors.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or later acquired whereby we or one of our subsidiaries transfers that property to another person and then leases it back from that person, other than leases for a term of not more than 36 months or leases between us and a wholly owned subsidiary of ours or between our wholly owned subsidiaries.

     "Senior Indebtedness" means all indebtedness incurred, assumed or guaranteed by the Company, whether or not represented by bonds, debentures notes or other securities, for money borrowed, and any deferrals, renewals or extensions or refunding of any such indebtedness, unless in the instrument creating or evidencing any such indebtedness or pursuant to which the same is outstanding it is specifically stated, at or prior to the time Calpine becomes liable in respect thereof, that any such indebtedness or such deferral, renewal, extension or refunding thereof is not Senior Indebtedness.

     "Subordinated Security" means any security issued under this Indenture which is designated as a Subordinated Debt Security.

     "Unrestricted Subsidiary" means (i) any subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by our board of directors in the manner provided below and (ii) any subsidiary of an Unrestricted Subsidiary. Our board of directors may designate any subsidiary (including any newly acquired or newly formed subsidiary) to be an Unrestricted Subsidiary unless such subsidiary owns any capital stock of, or owns or holds any Lien on any property of, ours or any other subsidiary of ours that is not a subsidiary of the subsidiary to be so designated, so long as the subsidiary to be designated an Unrestricted Subsidiary and all other subsidiaries previously so designated at the time of any determination hereunder shall, in the aggregate, have total assets not greater than 5% of Consolidated Net Tangible Assets as determined based on our consolidated balance sheet as of the end of the most recent financial quarter for which financial statements are available. Our board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to that designation no Default or Event of Default under the indenture shall have occurred and be continuing. Any such designation by our board of directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to the designation and a certificate signed by two of our officers certifying that the designation complied with these provisions. However, the failure to file the resolution and/or certificate with the trustee shall not impair or affect the validity of the designation.

LIMITATION ON LIENS.

     Under the terms of the indenture, we shall not, and we shall not permit any Restricted Subsidiary to, incur any Lien upon any of our or its properties (including capital stock) without effectively providing that the outstanding debt securities shall be secured equally and ratably with (or prior to) that Indebtedness, so long as that Indebtedness shall be so secured. The above restriction on Liens will not, however, apply to:

          (a)(1) Liens incurred by us or any Restricted Subsidiary securing Indebtedness incurred by us or such Restricted Subsidiary, as the case may be, to finance the exploration, drilling, development, construction or purchase of or by, or repairs, improvements or additions to, property or assets of us or such Restricted Subsidiary, as the case may be, which Liens may include Liens on the capital stock of such Restricted Subsidiary or (2) Liens incurred by any Restricted Subsidiary that does not own, directly or indirectly, at the time of such original incurrence of such Lien under this clause (2) any operating properties or assets securing Indebtedness incurred to finance the exploration, drilling, development, construction or purchase of or by or repairs, improvements or additions to, property or assets of any Restricted Subsidiary that does not, directly or indirectly, own any operating properties or assets at the time of such original incurrence of such Lien, which Liens may include Liens on the capital stock of one or more Restricted Subsidiaries that do not, directly or indirectly, own any operating properties or assets at the time of such original incurrence of such Lien, provided, however, that the Indebtedness secured by any such Lien may not be issued more than 365 days after the later of the exploration, drilling, development, completion of construction, purchase, repair, improvement, addition or commencement of full commercial operation of the property or assets being so financed;

          (b) Liens existing on the date of issuance of such series of debt securities, other than Liens relating to Indebtedness or other obligations being repaid or Liens that are otherwise extinguished with the proceeds of any offering of debt securities pursuant to the indenture;

          (c) Liens on property, assets or shares of stock of a person at the time that person becomes a subsidiary of ours; provided, however, that any such Lien may not extend to any other property or assets owned by us or any Restricted Subsidiary;

          (d) Liens on property or assets at the time we or one of our subsidiaries acquire the property or asset, including any acquisition by means of a merger or consolidation with or into us or one of our subsidiaries; provided, however, that such Liens are not incurred in connection with, or in contemplation of, that merger or consolidation and provided, further, that the Lien may not extend to any other property or asset owned by us or any Restricted Subsidiary;

          (e) Liens securing Indebtedness or other obligations of one of our subsidiaries that is owing to us or a Restricted Subsidiary, or Liens securing our Indebtedness or other obligations that is owing to one of our subsidiaries;

          (f) Liens incurred on assets that are the subject of a Capitalized Lease Obligation to which we or any of our subsidiaries is a party, which shall include Liens on the stock or other ownership interest in one or more Restricted Subsidiaries leasing such assets;

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

          (g) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (a), (b), (c), (d) and (f) above, provided, however, that (1) such new Lien shall be limited to all or part of the same property or assets that secured the original Lien (plus repairs, improvements or additions to that property or assets and Liens on the stock or other ownership interest in one or more Restricted Subsidiaries beneficially owning that property or assets) and (2) the amount of Indebtedness secured by such Lien is not increased, other than by an amount necessary to pay fees and expenses, including premiums, related to the refinancing, refunding, extension, renewal or replacement of the Indebtedness; and

          (h) Liens by which the debt securities are secured equally and ratably with other Indebtedness pursuant to this covenant.

     However, we or a Restricted Subsidiary may incur other Liens to secure Indebtedness as long as the sum of:

     - the lesser of (1) the amount of outstanding Indebtedness secured by Liens incurred pursuant to this provision and (2) the fair market value of the property securing that item of Indebtedness; plus

     - the Attributable Debt with respect to all Sale/Leaseback Transactions entered into pursuant to clause (a) described under the covenant "Limitation on Sale/Leaseback Transactions";

does not exceed 15% of Consolidated Net Tangible Assets as determined based on our consolidated balance sheet as of the end of the most recent fiscal quarter for which financial statements are available.

MERGER, CONSOLIDATION, SALE OR LEASE.

     Nothing in the indenture shall prevent us from consolidating with or merging into another corporation or conveying, transferring or leasing our properties and assets substantially as an entirety to any person, provided that
(a) the successor entity assumes our obligations on each series of debt securities outstanding and (b) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

SEC REPORTS.

     We are subject to the informational reporting requirements of Sections 13 and 15(d) under the Securities Exchange Act and, in accordance with those requirements, file certain reports and other information with the SEC. See "Where You Can Find More Information." In addition, if Sections 13 and 15(d) cease to apply to us, we will covenant in the indenture to file those reports and information with the trustee, and to mail such reports and information to holders of the debt securities at their registered addresses, for so long as any debt securities remain outstanding.

COMPLIANCE CERTIFICATES.

     The indenture will require that we file annually with the trustee a certificate describing any "Default," which is defined in the indenture as any event which is, or after notice or passage of time or both would be, an Event of Default, by us in the performance of any conditions or covenants under the indenture and the status of any such Default. We also must give the trustee written notice within 30 days of the occurrence of certain Defaults under the indenture that could mature into Events of Default, as described under the caption "-- Events of Default" below.

EVENTS OF DEFAULT

     "Events of Default" are defined in the indenture with respect to any series of debt securities as any of the following:

          (a) default for 30 days in payment of any interest installment due and payable on any debt securities of such series;
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

          (b) default in payment of principal or premium, if any, when due on the debt securities of such series;

          (c) default in the making of any sinking fund payment or analogous obligation on the debt securities of such series;

          (d) material default in our performance of any other covenants or agreements in respect of the debt securities of such series contained in the indenture or the debt securities for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding;

          (e) there shall have occurred a default in the payment of the principal or premium, if any, of any bond, debenture, note or other evidence of our indebtedness, in each case for money borrowed, or in the payment of principal or premium, if any, under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours for money borrowed (including any other series of debt securities issued under the indenture), which default for payment of principal or premium, if any, is in an aggregate principal amount exceeding $50,000,000 (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 business days after the expiration of any grace period or extension of the time for payment applicable thereto; and

          (f) certain events of bankruptcy, insolvency and reorganization.

     An Event of Default under one series of debt securities does not necessarily constitute an Event of Default under any other series of debt securities.

     The indenture provides that if an Event of Default occurs and is continuing with respect to any series of debt securities, either the trustee or the registered holders of at least 25% in aggregate principal amount of that series of debt securities, may declare the principal amount of those debt securities and any accrued and unpaid interest on those debt securities to be due and payable immediately. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, if all Events of Default with respect to those debt securities have been cured (other than the nonpayment of principal of such debt securities which has become due solely by reason of the declaration of acceleration) then the declaration of acceleration shall be automatically annulled and rescinded.

     The indenture will require that we file annually with the trustee a certificate describing any Default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. See
"Covenants -- Compliance Reports." We must give the trustee written notice within 30 days of any Default under the indenture that could mature into an Event of Default described in clause (d), (e) or (f).

     The trustee will be entitled under the indenture, subject to the duty of the trustee during a Default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the indenture at the direction of the registered holders of the debt securities or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture will also provide that the registered holders of a majority in principal amount of the outstanding debt securities of any series issued under the indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other registered holders of that series of debt securities, or would involve the trustee in personal liability.

     The indenture will provide that while the trustee generally must mail notice of a Default or Event of Default to the registered holders of the debt securities of any series issued under the indenture within 90 days of occurrence, the trustee may withhold notice of any Default or Event of Default (except in

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

payment on the debt securities) if the trustee in good faith determines that the withholding of such notice is in the interest of the registered holders of that series of debt securities.

MODIFICATION OF THE INDENTURE

     We and the trustee may amend or supplement the indenture if the holders of a majority in principal amount of the outstanding debt securities of each series of debt securities affected by the amendment or supplement consent to it, except that no amendment or supplement may, without the consent of each affected registered holder of that series:

     - reduce the amount of principal we have to repay or change the date of maturity,

     - reduce the rate or change the time of payment of interest,

     - change the currency of payment,

     - modify any redemption or repurchase right to the detriment of the holder,

     - reduce the percentage of the aggregate principal amount of debt securities needed to consent to an amendment or supplement or

     - change the provisions of the indenture relating to waiver of past defaults, rights of registered holders of the debt securities to receive payments or the provisions relating to amendments of the indenture that require the consent of registered holders of each affected series.

ACTIONS BY HOLDERS

     A holder of any series of debt securities may not pursue any remedy with respect to the indenture or the debt securities of such series (except a registered holder of a series of debt securities may bring an action for payment of overdue principal, premium, if any, or interest on that series), unless:

     - the registered holder has given notice to the trustee of such series of a continuing Event of Default,

     - registered holders of at least 25% in principal amount of that series of debt securities have made a written request to the trustee of such series to pursue such remedy,

     - such registered holder or holders have offered the trustee of such series security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense,

     - the trustee of such series has not complied with such request within 60 days of such request and offer, and

     - the registered holders of a majority in principal amount of that series of debt securities have not given the trustee of such series an inconsistent direction during that 60-day period.

DEFEASANCE, DISCHARGE AND TERMINATION

DEFEASANCE AND DISCHARGE.

     The indenture will provide that we will be discharged from any and all obligations in respect of a series of debt securities, and the provisions of the indenture will no longer be in effect with respect to that series of debt securities (except for, among other matters, certain obligations to register the transfer or exchange of those debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold monies for payment in trust, and the rights of holders of that series to receive payments of principal, premium, if any, and interest), on the 123rd day after the date of the deposit with the trustee, in trust, of money or U.S. Government Obligations that, through the payment of interest, principal and premium, if any, in respect thereof in accordance with their terms, will provide money, or a combination thereof, in an amount sufficient to pay the principal, premium, if any, and interest on that series of debt securities, when due in accordance with the terms of the indenture and those debt securities. Such a trust may only be established if, among other things,

          a. we have delivered to the trustee either

          - an opinion of counsel (who may not be an employee of ours) to the effect that registered holders of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the indenture or

          - a ruling of the Internal Revenue Service to such effect, and

          b. no Default under the indenture with respect to that series shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of deposit and such deposit shall not result in or constitute a Default or result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound.

     "U.S. Government Obligations" are defined under the indenture as securities that are (x) direct obligations of the United States for the payment of which its full faith and credit is pledged or (y) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States and which, in either case, are not callable or redeemable before their maturity.

DEFEASANCE OF COVENANTS AND CERTAIN EVENTS OF DEFAULT.

     The indenture will further provide that, with respect to a series of debt securities issued under the indenture, the provisions of the indenture described under "-- Covenants -- Limitations on Liens" will no longer be in effect, clauses (d) (with respect to such covenant) and (d) under "-- Events of Default" shall be deemed not to be Events of Default under the indenture, and the provisions described herein under "-- Ranking" shall not apply, upon the deposit with the trustee, in trust, of money or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal, premium, if any, and interest on that series of debt securities when due in accordance with the terms of the indenture. Such a trust may only be established if, among other things, the provisions described in clause (b) of the immediately preceding paragraph have been satisfied and we have delivered to the trustee an opinion of counsel (who may not be an employee of ours) to the effect that the registered holders of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance, and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     In the event we exercise our option not to comply with the covenants and certain other provisions of the indenture with respect to a series of debt securities as described in the immediately preceding paragraph, and that series of debt securities are declared due and payable because of the occurrence of an Event of Default that remains applicable, while the amount of money or U.S. Government Obligations on deposit with the trustee will be sufficient to pay principal of and interest on that series on the respective dates on which such amounts are due, they may not be sufficient to pay amounts due on that series at the time of the acceleration resulting from such Event of Default. However, we shall remain liable for such payments.

TERMINATION OF COMPANY'S OBLIGATIONS IN CERTAIN CIRCUMSTANCES.

     The indenture will further provide that we will be discharged from any and all obligations in respect of a series of debt securities and the provisions of the indenture will no longer be in effect with respect to that series of debt securities (except to the extent provided under "-- Defeasance and Discharge") if that series of debt securities mature within one year and we deposit with the trustee, in trust, money or U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on that series of debt securities when due in accordance with the terms of the indenture and the debt securities. Such a trust may only be established if, among other things,

     - no Default under the indenture with respect to that series shall have occurred and be continuing on the date of such deposit,

     - such deposit will not result in or constitute a Default or result in a breach or violation of, or constitute a Default under, any other agreement or instrument to which we are a party or by which we are bound and

     - we have delivered to the trustee an opinion of counsel stating that such conditions have been complied with.

     Pursuant to this provision, we are not required to deliver an opinion of counsel to the effect that registered holders of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and termination, and there is no assurance that registered holders of that series would not recognize income, gain or loss for U.S. federal income tax purposes as a result thereof or that they would be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and termination had not occurred.

UNCLAIMED MONEY

     Subject to any applicable abandoned property law, the indenture will provide that the trustee will pay to us upon request any money held by the trustee for the payment of principal, premium, if any, or interest that remains unclaimed for two years. After payment to us, registered holders of debt securities entitled to such money must look to us for payment as general creditors.

CONCERNING THE TRUSTEE AND PAYING AGENT

     Wilmington Trust Company will initially act as Trustee and paying agent for the debt securities. Wilmington Trust Company currently acts as trustee under:

     - an indenture with us and our subsidiary, Calpine Capital Trust III, dated as of August 9, 2000, and

     - an indenture with us dated as of August 10, 2000.

     A number of our series of debt securities are presently outstanding under each of the above indentures. We may have in the future other relationships with Wilmington Trust Company.

     We will describe in the prospectus supplement any material business and other relationships (including additional trusteeships), other than the trusteeship under the indenture, between us and any of our affiliates, on the one hand, and each trustee and paying agent under the indenture, on the other hand.

GOVERNING LAW

     The laws of the State of New York will govern the indenture and each series of debt securities.

BOOK-ENTRY SYSTEM

     Unless otherwise specified in the prospectus supplement, each series of debt securities will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company ("DTC"), as depositary. Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of persons who have accounts with DTC. Each account initially will be designated by or on behalf of the underwriters, dealer or agents. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and transfers of their ownership may be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). DTC currently limits the maximum denomination of any single global note to $400,000,000.

     So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global notes for all purposes under the indenture and the debt securities. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

     Payments of the principal of, and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of the global notes. Neither we, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell debt securities to persons in states which require delivery of certificated notes or to pledge their debt securities, such holder must transfer its interest in the global notes in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     DTC has advised us that it will take any action permitted to be taken by a holder of a series of debt securities (including the presentation of debt securities for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes relating to such series is credited and only in respect of such portion of the aggregate principal amount of debt securities as to which such participant or participants has or have given such direction. However, if there is an Event of Default under a series of debt securities, DTC will exchange the global notes relating to such series for certificated notes which it will distribute to its participants.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to "indirect participants" such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, or if we otherwise choose to issue definitive debt securities, we will issue certificated notes in exchange for the global notes. In either instance, an owner of a beneficial interest in a global note will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of debt securities in definitive form. Debt securities in definitive form will be issued in denominations of $1,000 and integral multiples of $1,000 and will be issued in registered form only, without coupons. We will maintain in the Borough of Manhattan, The City of New York, one or more offices or agencies where debt securities may be presented for payment and may be transferred or exchanged. You will not be charged a fee for any transfer or exchange of your debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

SAME-DAY SETTLEMENT IN RESPECT OF GLOBAL NOTES

     Global notes held by DTC will trade in DTC's Same-Day Funds Settlement System until maturity and secondary market trading activity in the debt securities will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the debt securities.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the securities. Unless otherwise stated, this summary deals only with the securities held as capital assets by United States persons which, as defined in the Internal Revenue Code of 1986, as amended, include any beneficial owners, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations or partnerships created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than partnerships that are not treated as a United States person under any applicable Treasury regulations), (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or
(4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss securities held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the securities. This summary is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly on a retroactive basis.

     You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property, and any other tax consequences of the purchase, ownership and disposition of the securities.

TAXATION OF COMMON STOCK

     The subsection describes the material United States federal income tax consequences of owning, selling and disposing of the common stock that Calpine may offer.

U.S. HOLDERS OF COMMON STOCK

Dividends

     The amount of any distribution we make in respect of our common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock and thereafter as gain from the sale or exchange of such stock as described below.

     In general, a dividend distribution to a corporate holder will qualify for the 70% dividends-received deduction if the holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). The dividends received deduction is subject to certain holding period, taxable income, and other limitations.

Sale or Exchange of Common Stock

     Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common stock. In the case of a holder other than a corporation, the maximum marginal United States federal income tax rate applicable to such gain is 20% if such holder's holding period for such common stock exceeds one year. A holder's basis in the common stock is generally equal to its initial purchase price.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock, and a 31% backup withholding tax may apply to such payments if the holder
(1) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (2) is notified by the Internal Revenue Service that he has failed to report payments of interest and dividends properly, or (3) under certain circumstances, fails to certify that he has not been notified by the Internal Revenue Service that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF COMMON STOCK

     The rules governing United States federal income taxation of a beneficial owner of common stock that, for United States federal income tax purposes, is a holder who is not a United States person as that term is defined in the Internal Revenue Code are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the common stock, including any reporting requirements.

Dividends

     Distributions by Calpine with respect to the common stock that are treated as dividends paid (or deemed paid), as described above under "Dividends," to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a holder who is a United States person on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers a properly executed Internal Revenue Service Form 4224 (or successor form) to the payor.

     Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the 30% withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under Final Treasury regulations effective with respect to payments made after December 31, 2000, however, non-U.S. holders of common stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements.

Sale or Exchange of Common Stock

     Subject to the discussion below regarding "Foreign Investment in Real Property Tax Act," a non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates or (4) in the event that Calpine is characterized as a United States real property holding corporation (see discussion below under "Foreign Investment in Real Property Tax Act"), the non-U.S. holders beneficial and/or constructive ownership of common stock exceeds 5% of the total fair market value of the common stock.

     Prospective investors should consult their own tax advisors as to the effect, if any, of the Final Treasury regulations on their purchase, ownership and disposition of the common stock.

Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (3) is a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (1), (2) or (3) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. If paid to an address outside the United States, dividends on common stock held by a non-U.S. holder generally will not be subject to the information reporting and backup withholding requirements described in this section. However, under Final Treasury regulations, dividend payments made after December 31, 2000 will be subject to information reporting and backup withholding unless certain certification requirements are satisfied.

     Prospective investors should consult their own tax advisors as to the effect, if any, of the Final Treasury regulations on their purchase, ownership and disposition of common stock.

Foreign Investment in Real Property Tax Act

     Under the Foreign Investment in Real Property Tax Act, any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." We can give no assurance as to whether we are, at any time within the past five years have been, or will in the future become, a United States real property holding corporation. If it is determined that we are, have been in the past five years or in the future become, a United States real property holding corporation, so long as our stock is regularly traded on an established securities market, an exemption should apply to the common stock except with respect to a non-U.S. holder whose beneficial and/or constructive ownership of common stock exceeds 5% of the total fair market value of the common stock.

     Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-U.S. holder who sells or otherwise disposes of common stock may be required to inform its transferee whether such common stock constitutes a United States real property interest.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

TAXATION OF PREFERRED STOCK

     This subsection describes the material United States federal income tax consequences of owning, selling and disposing of the preferred stock that Calpine may offer.

U.S. HOLDERS OF PREFERRED STOCK

Dividends

     The amount of any distribution we make in respect of our preferred stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property (including common stock) distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the preferred stock and thereafter as gain from the sale or exchange of such stock as described below.

Dividends to Corporate Holders

     In general, a dividend distribution to a corporate holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our preferred stock (other than any non-voting, non-convertible, non-participating preferred stock). In addition, the benefit of a dividends received deduction may be reduced by the corporate alternative minimum tax.

     In determining entitlement to the dividends received deduction, corporate holders of preferred stock should also consider the provisions of Sections 246(c), 246A and 1059 of the Internal Revenue Code and Treasury regulations promulgated thereunder, and Internal Revenue Service rulings and administrative pronouncements relating to such provisions. Under current law, Section 246(c) of the Internal Revenue Code disallows the dividends received deduction in its entirety if the holder does not satisfy the applicable holding period requirement for the dividend-paying stock for a period immediately before or immediately after such holder becomes entitled to receive each dividend on the stock. Section 246(c)(4) of the Internal Revenue Code provides that a holder may not count toward this minimum holding period any period in which the holder (1) has, among other things, an option to sell preferred stock which it owns, (2) is under a contractual obligation to sell preferred stock which it owns, (3) has made (and not closed) a short sale of substantially identical stock or securities, or (4) has diminished its risk of loss by holding one or more positions with respect to substantially similar or related property. Under certain circumstances, Section 1059 of the Internal Revenue Code (A) reduces the tax basis of stock by a portion of any "extraordinary dividends" that are eligible for the dividends received deduction and (B) to the extent that the basis reduction would otherwise reduce the tax basis of the preferred stock below zero, requires immediate recognition of gain, which is treated as gain from the sale or exchange of the stock. In the case of preferred stock, an "extraordinary dividend" would include any amount treated as a dividend with respect to a redemption that is not pro rata to all stockholders (or meets certain other requirements), without regard to either the relative amount of the dividend or the holder's holding period for the preferred stock. Section 246A of the Internal Revenue Code contains the "debt-financed" portfolio stock rules, under which the dividends received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to its investment in the preferred stock.

Receipt of Common Stock Upon Conversion of the Preferred Stock

     If the preferred stock is convertible into common stock of Calpine, gain or loss will not be recognized by a holder upon the conversion of such preferred stock into common stock if no cash is received. A holder who receives cash in lieu of a fractional share of common stock will in general be treated as having received such fractional share and having exchanged it for cash in a redemption, which would be treated in the manner described under "Sale, Exchange or Redemption of Preferred stock" below. As discussed therein, a holder who cannot qualify for sale or exchange treatment under the rules applicable to redemptions will generally be taxable on the cash received in lieu of a fractional share as a distribution described in "Dividends" above.

     Generally, a holder's tax basis in the common stock received upon conversion will generally be equal to the holder's tax basis in the preferred stock less the tax basis allocated to any fractional share for which cash is received, and a holder's holding period in the common stock received upon conversion generally will include the period during which the preferred stock was held by such holder.

Adjustments of Conversion Price in Respect of Preferred Stock

     If the preferred stock is convertible into common stock of Calpine, adjustments to the conversion price ratio of common stock to take into account a stock dividend or stock split generally will not be taxable. However, an adjustment to the conversion price ratio to reflect the issuance of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of common stock (an "Adjustment") may result in constructive distributions to the holders of the preferred stock. The amount of any such constructive distribution would be the fair market value on the date of the Adjustment of the number of shares of common stock which, if actually distributed to holders of preferred stock, would produce the same increase in the proportionate interests of such holders in the assets or earnings and profits of Calpine as that produced by the Adjustment. The distribution would be treated in the manner described above under "Dividends."

Excessive Redemption Price of Preferred Stock

     Under Section 305 of the Internal Revenue Code and Treasury regulations, if preferred stock with a mandatory redemption date or preferred stock subject to certain redemption rights on the part of either Calpine or the holder of such stock has a redemption price that exceeds its issue price (i.e., its fair market value at its date of original issuance) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distribution described above under "Dividends." A holder of such preferred stock would be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield.

Accrual Dividends on the Preferred Stock

     The tax treatment of accrued dividends that are payable upon a redemption of the preferred stock will be addressed in the applicable prospectus supplement.

Sale, Exchange or Redemption of Preferred Stock

     Upon the sale or exchange of preferred stock, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the stock. In the case of a holder other than a corporation, the maximum marginal United States federal income tax rate applicable to such gain is 20% if such holder's holding period for such stock exceeds one year. A holder's basis in the stock is generally equal to its initial purchase price.

     Gain or loss recognized by a holder on a redemption of the preferred stock should be treated as a sale or exchange and therefore qualify for the treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Internal Revenue Code by such holder, either (1) the holder's interest in the stock of Calpine is completely terminated as a result of such redemption, (2) such holder's percentage ownership of Calpine's voting stock immediately after the redemption is less than 80% of such holder's percentage ownership immediately before the redemption or (3) the redemption is "not essentially equivalent to a dividend." Under Section 318 of the Internal Revenue Code, a person generally will be treated as the owner of stock of Calpine owned by certain related parties or certain entities in which the person owns an interest and stock that a holder could acquire through exercise of an option. For this purpose, an option would include the conversion right under the preferred stock. Whether a redemption is not essentially equivalent to a dividend depends on each holder's facts and circumstances, but in any event requires a "meaningful reduction" in such holder's equity interest in Calpine. A holder of the preferred stock who sells some or all of the stock of Calpine owned by it may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a holder who purchases additional shares of stock of Calpine may be required to take such shares into account in determining whether any of the foregoing conditions are satisfied.

     If none of the above conditions is satisfied to qualify for sale or exchange treatment, the entire amount of the cash (or property) received on a redemption will be treated as a distribution (without offset by the holder's tax basis in the redeemed shares), which will be treated in the same manner as distributions described above under "Dividends." In such case, the holder's basis in the redeemed preferred stock would be transferred to the holder's remaining shares of Calpine stock (if any). If the holder does not retain any shares of Calpine's stock but dividend treatment arises because of the constructive ownership rules, such basis will be entirely lost to the holder.

Other Preferred Stock

     Special tax rules may apply to certain types of preferred stock including, but not limited to, preferred stock issued at a discount. The applicable prospectus supplement will discuss any such special United States federal income tax rules with respect to such preferred stock.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of dividends on the preferred stock and payments of the proceeds of the sale of the preferred stock, and a 31% backup withholding tax may apply to such payments if the holder (1) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (2) is notified by the Internal Revenue Service that he has failed to report payments of interest and dividends properly, or (3) under certain circumstances, fails to certify that he has not been notified by the Internal Revenue Service that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF PREFERRED STOCK

     The rules governing United States federal income taxation of a beneficial owner of preferred stock that, for United States federal income tax purposes, is a holder who is not a United States person as that term is defined in the Internal Revenue Code are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the preferred stock, including any reporting requirements.

Dividends

     Distributions by Calpine with respect to the preferred stock that are treated as dividends paid (or deemed paid), as described above under "Dividends," to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a holder who is a United States person on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable tax treaty). Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers a properly executed Internal Revenue Service Form 4224 (or successor form) to the payor.

     Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the 30% withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under Final Treasury regulations effective with respect to payments made after December 31, 2000, however, non-U.S. holders of preferred stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements.

Receipt of Common Stock Upon Conversion of the Preferred Stock

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of preferred stock into common stock by a non-U.S. holder (except with respect to the non-U.S. holder's receipt of cash in lieu of fractional shares where one of the conditions described below under "Sale or Exchange of Preferred stock" is satisfied).

Sale or Exchange of Preferred Stock

     Subject to the discussion below regarding "Foreign Investment in Real Property Tax Act," a non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of preferred stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates or (4) in the event that Calpine is characterized as a United States real property holding corporation (see discussion below under "Foreign Investment in Real Property Tax Act"), the non-U.S. holders beneficial and/or constructive ownership of preferred stock exceeds 5% of the total fair market value of the preferred stock.

     If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States federal income tax rates. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of preferred stock are urged to consult their tax advisors as to the tax consequences of such sale.

     If a non-U.S. holder that is a foreign corporation falls under clause (1) of the first sentence above, it generally be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits," as defined in the Internal Revenue Code, for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of preferred stock effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (3) is a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in
(1), (2) or (3) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. If paid to an address outside the United States, dividends on preferred stock held by a non-U.S. holder generally will not be subject to the information reporting and backup withholding requirements described in this section. However, under Final Treasury regulations, dividend payments made after December 31, 2000 will be subject to information reporting and backup withholding unless certain certification requirements are satisfied.

     Prospective investors should consult their own tax advisors as to the effect, if any, of the Final Treasury regulations on their purchase, ownership and disposition of preferred stock.

Foreign Investment in Real Property Tax Act

     Under the Foreign Investment in Real Property Tax Act, any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." We can give no assurance as to whether we are, at any time within the past 5 years have been, or will in the future become, a United States real property holding corporation. If it is determined that we are, have been in the past five years or in the future become, a United States real property holding corporation, so long as our stock is regularly traded on an established securities market, an exemption should apply to the preferred stock except with respect to a non-U.S. holder whose beneficial and/or constructive ownership of preferred stock exceeds 5% of the total fair market value of the preferred stock.

     Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-U.S. holder who sells or otherwise disposes of preferred stock may be required to inform its transferee whether such preferred stock constitutes a United States real property interest.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

TAXATION OF DEBT SECURITIES

     This subsection describes the material United States federal income tax consequences of owning, selling and disposing of the debt securities we are offering. It deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from the date of issue will be discussed in an applicable prospectus supplement. In addition, this subsection assumes that the debt securities will not be offered at a discount.

U.S. HOLDERS OF DEBT SECURITIES

Interest Income

     Payments of interest on a debt security generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the holder's regular method of tax accounting).

Debt Securities Purchased at a Market Discount

     A holder who purchases a debt security will be considered to have purchased the underlying debenture at a "market discount" if the holder's adjusted basis in the debt security is less than its issue price, unless such market discount is a de minimis amount (generally up to 1/4 of 1 percent of the adjusted issue price of the debt security as of the purchase date multiplied by its weighted average maturity as of such date). In general, any partial payment of principal on, or gain recognized on the maturity or disposition of, the debt security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the underlying debenture. Alternatively, a holder of a debt security may elect to include market discount in income currently over the life of the debt security. Such an election applies to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

     Market discount accrues on a straight-line basis unless the holder elects to accrue such discount on a constant yield to maturity basis. Such an election is applicable only to the debt security with respect to which it is made and is irrevocable. A holder of a debt security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security.

Debt Securities Purchased at a Premium

     Under the Internal Revenue Code, a holder that purchases a debt security will be considered to have purchased the debt security at a premium if the holder's adjusted basis in the debt security immediately after the purchase is greater than the issue price of such debt security. Such a holder may elect to treat such premium as "amortizable bond premium," in which case the amount of qualified stated interest required to be included in the holder's income each year with respect to the interest on the debt security will be reduced by the amount of the amortizable bond premium allocable (based on the debt security's yield to maturity) to such year. Any election to amortize bond premium is applicable to all bonds (other than bonds the interest on which is excludible from gross income) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and may not be revoked without the consent of the Internal Revenue Service.

Sale or Exchange of Debt Securities

     A holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition of the debt security and the holder's adjusted tax basis in such debt security (subject to the discussion above regarding market discount, which may be treated as ordinary income). A holder's adjusted tax basis in the debt security generally will be the initial purchase price paid therefor. In the case of a holder other than a corporation, the maximum marginal United States federal income tax rate applicable to gain recognized on the sale of a debt security is 20% if such holder's holder period for such debt security exceeds one year.

     To the extent the selling price is less than the holder's adjusted tax basis, the holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Other Debt Securities

     Special tax rules may apply to certain types of debt securities including, but not limited to, debt securities issued at a discount, debt securities subject to contingencies, variable rate debt securities and debt securities convertible into equity of Calpine. The applicable prospectus supplement will discuss any such special United States federal income tax rules with respect to such debt securities.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on the debt securities and payments of the proceeds of the sale of the debt securities, and a 31% backup withholding tax may apply to such payments if the holder (1) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (2) is notified by the Internal Revenue Service that he has failed to report payments of interest and dividends properly, or (3) under certain circumstances, fails to certify that he has not been notified by the Internal Revenue Service that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF DEBT SECURITIES

     The rules governing United States federal income taxation of a beneficial owner of debt securities that, for United States federal income tax purposes, is a holder who is not a United States person as that term is defined in the Internal Revenue Code are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the debt securities, including any reporting requirements.

     This discussion assumes that the debt security or coupon is not subject to the rules of Section 871(h)(4)(A) of The Internal Revenue Code, relating to interest payments that are determined by reference to income, profits, changes in value of property or other attributes of Calpine or a related party.

Interest Income

     Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). However, interest income earned on a debt security by a non-U.S. holder will qualify for the "portfolio interest" exemption and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that (1) the non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of all classes of our stock entitled to vote; (2) the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; (3) the non-U.S. holder is not a bank which acquired the debt security in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (4) either (A) the non-U.S. holder certifies to us or our agent, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the debt securities in such capacity, certifies to us or our agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes to us or our agent with a copy thereof.

     Final Treasury regulations would modify the certification requirements on payments of interest made after December 31, 2000. Prospective investors should consult their own tax advisors as to the effect, if any, of the Final Treasury regulations on their purchase, ownership and disposition of debt securities.

     Except to the extent that an applicable treaty otherwise provides, a non-U.S. holder generally will be taxed with respect to interest in the same manner as a holder that is a United States person if the interest is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest income received or accrued by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate (or, if applicable, at a lower tax rate specified by a treaty). Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-U.S. holder delivers a properly executed Internal Revenue Service Form 4224 (or successor form) to the payor.

Sale or Exchange of Debt Securities

     A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or other disposition of a debt security unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to payments on the debt securities to a non-U.S. holder if the statement described in "Interest Income" is duly provided by such holder, provided that the payor does not have actual knowledge that the holder is a United States person. Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of debt securities effected outside the United States by a foreign office of a "broker" as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (3) is a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (1), (2) or (3) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner of the debt securities provides the statement described in "Interest Income" or otherwise establishes an exemption. Prospective investors should consult their own tax advisors as to the effect, if any, of the Final Treasury regulations on their purchase, ownership and disposition of the debt securities.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBT SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the securities in Canada will be made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

REPRESENTATIONS OF PURCHASERS

     By purchasing the securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     (i) the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws,

     (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and

     (iii)the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the securities to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any securities acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for the securities acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Covington & Burling, New York, New York. Any underwriters will be represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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                                 $1,150,000,000

                              CALPINE CORPORATION

                          8 1/2% SENIOR NOTES DUE 2011

                                 [CALPINE LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                FEBRUARY 8, 2001

                                  ------------

                              SALOMON SMITH BARNEY

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